EXHIBIT 99.5


                              musicmaker.com, Inc.
                        c/o Barington Capital Group, L.P.
                               888 Seventh Avenue
                                   17th Floor
                            New York, New York 10019


                                               October 26, 2001


Liquid Audio, Inc.
800 Chesapeake Drive
Redwood City, California 94063
Attn:  Gerald W. Kearby, President and
       Chief Executive Officer


Dear Mr. Kearby:

      As you know, musicmaker.com., Inc., as well as certain other parties, have previously filed a Schedule 13D with respect to our substantial ownership interest in Liquid Audio. Together, we own approximately 6.3% of Liquid Audio's Common Stock and have become your second largest stockholders.

      Following our earlier investments and shortly before the filing of our
Schedule 13D, we contacted you to advise you of our upcoming public filing and to request a meeting with you at your earliest convenience. You have not yet met with us, and in light of recent developments we believe it is especially important to the Company and its stockholders that such a meeting be scheduled promptly.

      Specifically, as you know, a third party, Steel Partners II, L.P., has publicly announced an unsolicited conditional proposal to acquire the Company for $3.00 per share. We sincerely think, as we have previously stated, that we can make a contribution to the Company and to enhancing shareholder value. We believe that when we meet with you we will be in a position to discuss productively potential alternatives for the Company and its stockholders in the present situation.

      In particular, those alternatives would include an offer by us to acquire the Company on terms which, based on the information available to us, would be at least comparable to the terms proposed by Steel Partners.

      We believe that now, more than ever, time is of the essence in scheduling a meeting with us and exploring these pressing matters. With every passing day, the Company expends substantial additional sums, the Company's perceived value declines, and the Company's alternatives and prospects are correspondingly reduced.

      It is in the vital interests of the Company and its stockholders that you meet with us promptly, and we repeat our request for such a meeting now as a matter of urgency.

      We look forward to hearing from you.

                                    Sincerely,


                                    /s/ Seymour Holtzman
                                    ------------------------------
                                    Seymour Holtzman
                                    Chairman


                                    /s/ James Mitarotonda
                                    -------------------------------
                                    James Mitarotonda
                                    President and Chief Executive Officer


                                    MUSICMAKER.COM, INC.


cc:   The Board of Directors
      Liquid Audio, Inc.

      Mark L. Reinstra, Esq.